Exhibit 21.1
Subsidiaries of First Solar, Inc.

Name	Jurisdiction

First Solar GmbH	Germany
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
First Solar FE Holdings Pte. Ltd.	Singapore
First Solar Malaysia Sdn. Bhd.	Malaysia
First Solar Electric, LLC	United States
FSE Blythe I, LLC	United States
FSE Blythe Land Holdings, LLC	United States